UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Local Bounti Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53960E 106

(CUSIP Number)

McLeod Management Co. LLC

c/o Local Bounti Corporation

400 W. Main St.

Hamilton, MT 59840

406-690-0273

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53960E 106	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS McLeod Management Co. LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,022,501
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,022,501
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,022,501
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%(1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 100,469,062 shares of Common Stock of Local Bounti Corporation (the “Issuer”) outstanding as of October 21, 2022, excluding the issuance of the additional 3,200,000 shares assumed to be issued pursuant to the Securities Purchase Agreement (as defined below) from the 103,669,062 shares reported in the Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on October 24, 2022.

CUSIP No. 53960E 106	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Travis M. Joyner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,104,475(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,104,475(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,104,475(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes (i) 16,022,501 shares of Common Stock held by McLeod Management Co. LLC. Mr. Joyner serves as a Managing Member and as such, has sole voting and dispositive power with respect to the shares held by McLeod Management Co. LLC. and may be deemed to beneficially own the shares of Common Stock held by McLeod Management Co. LLC, (ii) 40,000 shares of Common Stock held by Bridget S. Joyner through an IRA account, and (iii) 2,000,000 shares of Restricted Stock Units (“RSUs”) granted under the Issuer’s 2021 Equity Incentive Plan, of which, subject to Mr. Joyner’s continued service with the Issuer on the applicable vesting date, 10% which vested on July 1, 2022, and the remaining RSUs will vest in three equal installments (of 30% each) on January 1, 2023, 2024 and 2025.

(2)

Based on 100,469,062 shares of Common Stock of the Issuer outstanding as of October 21, 2022, excluding the issuance of the additional 3,200,000 shares assumed to be issued pursuant to the Securities Purchase Agreement from the 103,669,062 shares reported in the Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on October 24, 2022.

SCHEDULE 13D/A

Preliminary Note

This Amendment No. 3, dated October 27, 2022 (this “Amendment No. 3”), supplements and amends the Schedule 13D filed on December 8, 2021 (as amended by Amendment No.1 to Schedule 13D, dated January 26, 2022, Amendment No. 2 to Schedule 13D, dated July 27, 2022, and as further amended and supplemented to date, the “Schedule 13D”) relating to shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of the Issuer. Capitalized terms used in this Amendment No. 3 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

On October 21, 2022, Bridget S. Joyner, spouse of Travis M. Joyner, purchased 40,000 shares of Common Stock pursuant to a Securities Purchase Agreement (as defined below) at a price of $2.50 per share for an aggregate purchase price of $100,000.00. Bridget S. Joyner purchased the shares of Common Stock through an IRA account.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

On October 21, 2022, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”), including Bridget S. Joyner, pursuant to which the Issuer agreed to issue and sell to the Purchasers, in a private placement, shares (the “Common Shares”) of the Issuer’s Common Stock at a purchase price of $2.50 per share (the “Private Placement”). Pursuant to the Securities Purchase Agreement, the Issuer agreed to sell Bridget S. Joyner agreed to purchase 40,000 Common Shares. The Private Placement closed between Bridget S. Joyner and the Issuer on October 21, 2022. The foregoing summary of the Securities Purchase Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the Securities Purchase Agreement, which is attached as Exhibit 1 to this Schedule 13D and incorporated by reference herein.

On October 21, 2022, in connection with the Private Placement, Bridget S. Joyner and the other Purchasers entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”), pursuant to which the Issuer agrees to register for resale the Common Shares (the “Registrable Securities”). Under the Registration Rights Agreement, the Issuer agreed to file a registration statement covering the resale by the Purchasers of the Registrable Securities which was filed on October 24, 2022. The Issuer has agreed to use commercially reasonable efforts to cause such registration statement to become effective and to keep such registration statement effective until such time as there are no longer Registrable Securities held by the Purchasers. The Issuer has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities. The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the Registration Rights Agreement, which is attached as Exhibit 2 to this Schedule 13D and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated by inserting the following:

(a) — (b) The following information with respect to the beneficial ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of October 27, 2022. The percentage of the Common Stock is based on 100,469,062 shares of Common Stock of the Issuer outstanding as of October 21, 2022, excluding the issuance of the additional 3,200,000 shares assumed to be issued pursuant to the Securities Purchase Agreement from the 103,669,062 shares reported in the Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on October 24, 2022. Travis M. Joyner beneficially owns an aggregate of 16,022,501 shares of Common Stock, representing approximately 15.9% of the outstanding Common Stock, through being a Managing Member of McLeod Management Co. LLC, and 40,000 shares of Common Stock held by his spouse Bridget S. Joyner through an IRA account.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person is incorporated herein by reference.

(c) Except as described in Item 3, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d) — (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following:

The information disclosed in Item 4 of Amendment No. 3 to the Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Name

1.	Securities Purchase Agreement, dated October 21, 2022, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 24, 2022).

2.	Registration Rights Agreement dated October 21, 2022, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 24, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2022

MCLEOD MANAGEMENT CO. LLC

By:	/s/ Travis M. Joyner
Travis M. Joyner
Managing Member

/s/ Travis M. Joyner
Travis M. Joyner